Exhibit 12

GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Fixed Charges
and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Nine Months Ended September 30, 2004

(Unaudited)
(Dollars in millions)	Ratio of Earnings to Fixed Charges	Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Net earnings	$5,479	$5,479
Provision for income taxes	1,363	1,363
Minority interest in net earnings of consolidated affiliates	220	220

Earnings before provision for income taxes and minority interest	7,062	7,062

Fixed charges:
Interest	8,019	8,019
One-third of rentals	214	214

Total fixed charges	8,233	8,233

Less interest capitalized, net of amortization	(24)	(24)

Earnings before provision for income taxes and minority interest, plus fixed charges	$15,271	$15,271

Ratio of earnings to fixed charges	1.85

Preferred stock dividend requirements		$31
Ratio of earnings before provision for income taxes to net earnings		1.25

Preferred stock dividend factor on pre-tax basis		39
Fixed charges		8,233

Total fixed charges and preferred stock dividend requirements		$8,272

Ratio of earnings to combined fixed charges and preferred stock dividends		1.85

For purposes of computing the ratios, we believe that fixed charges including interest on all indebtedness and one-third of rentals is a reasonable approximation of the interest factor of such rentals.